October 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Re: Kelinda, Inc.

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227350

Ladies and Gentlemen:

This letter sets forth the responses of Kelinda, Inc. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 12, 2018.

Cover Page

1.      Update the front cover page of your Form S-1 to conform to the most current version of the form, which includes a check mark box related to the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.

Response: We acknowledged the Staff’s comment and updated the front page.

2.      Your disclosure here and on the forepart of the registration indicates that you will sell the shares of common stock being registered in this offering at a fixed price of $0.03 per share until your common stock is quoted on the OTC or listed on an exchange "and thereafter at prevailing market prices or privately negotiated prices." Please reconcile this disclosure with your other statement on the cover page that you will sell the registered shares at such fixed price "for the duration of the Offering."

Response: We acknowledged the Staff’s comment and removed the contradiction.

3.      You state that "net proceeds [will be] the same as gross proceeds" because your officers are paying all the offering expenses. In the Use of Proceeds and Plan of Distribution sections, however, your disclosure indicates that the estimated offering expenses of $10,000 will be borne by the company and come out of gross proceeds. Please reconcile.

Response: We acknowledged the Staff’s comment and reconciled the net proceeds to be of $110,000.

Our Company

4.      You disclose that your application "is expected to be launched in early December 2018.”We note, however, your disclosure in MD&A that “[i]t is anticipated that the app can be completed and operational in approximately 5 months” and that “[i]n the event that the full proceeds of the offering are not raised, the timing of the rollout will be slowed.” Please reconcile.

Response: We acknowledged the Staff’s comment and reconciled the date of the application’s launching.

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Business Strategic Objectives for the next 12-month period

5.      We note your strategic objectives for the next 12 months include "increase[ing] revenue" and improv[ing] customer retention." As you have generated no revenue and have no customers as of today, please revise to remove any implication to the contrary. In this regard, we note your statement in MD&A that "[i]t is anticipated that [you] will receive increasing revenues from operations in the coming year, however since [you] ha[ve] not gained any revenues to date, it is difficult to anticipate what those revenues will be, or whether they will ever occur."

Response: We acknowledged the Staff’s comment and revised the objectives to include “obtain[ing] revenue” and removed “improv[ing] customer retention”.

Our Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act

6.      Please update your disclosure describing how you may lose emerging growth company status. In particular, we note that the gross revenue threshold is $1,070,000,000 and the non-convertible debt limit is $1,000,000,000. Refer to the definition of emerging growth company found in Rule 405 of the Securities Act of 1933.

Response: We acknowledged the Staff’s comment and updated the disclosure.

Risk Factors

Risks Relating to the Early Stage of Our Company

Foreign Officers Could Result in Difficulty Enforcing Rights

7.      Please enhance your disclosure by specifically describing the risks that U.S. shareholders face in:

•       effecting service of process within the U.S. on your officers and directors;

•       enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officers and directors;

•       enforcing judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws in foreign courts against your officers and directors; and

•       bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers and directors.

Response: We acknowledged the Staff’s comment and clarified that the shareholders under this Offering, if ever obtained, will be non-US residents and the list of existing risks related to the difficulty enforcing rights has been added.

Dilution

8.      We note that you have not provided a comparison of the public contribution under the proposed public offering and the effective cash contribution of your officers and directors. Given there is a substantial disparity, please revise. In this regard, we note that your officers and directors purchased the 7,000,000 shares of common stock that are issued and outstanding at par value ($0.001) for total cash contribution of $7,000. Refer to Item 506 of Regulation S-K.

Response: We acknowledged the Staff’s comment and the note has been provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

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9.      You disclose that you need between $60,000 and $120,000 to conduct planned operations over the next 12 months and that you anticipate you will raise such amount in this offering. Given there is no guarantee that you will sell any securities pursuant to this registration statement, please also disclose the current rate at which you use funds in your operations and the minimum period of time that you will be able to use currently available funds to conduct planned operations. Also, reconcile your statement indicating that you have no agreements for alternative financing in place with your statement that you have formal loan commitments totaling $90,000 from your officers and directors. In this regard, we note the loan agreements that have been filed as Exhibits 10.1 and 10.2 to the registration statement.

Response: We acknowledged the Staff’s comment and the disclosures have been reconciled. Currently, the Company uses funds obtained from the loans of our Officers (filed as Exhibits 10.1 and 10.2 to the registration statement dated September 14, 2018) for its business operations. These formal loan commitments from our officers and directors total $90,000. The minimum period of time that we will be able to use currently available funds to conduct planned operations is one year.

Business Description

Government Regulation

10.   You state that you do not believe that governmental regulations will have a material impact on the way that you conduct your business. We note, however, that your application will allow users to upload and store personal health data and, therefore, your business will likely be subject to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). Please revise your disclosure to address the impact of HIPAA or advise. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response: We acknowledged the Staff’s comment and the disclosure has been reconciled.

Certain Relationships and Related Party Transactions

11.   Please revise this section to disclose information regarding the loans that your officers and directors have extended to you pursuant to the agreements that have been filed as Exhibits 10.1 and 10.2. In this regard, we note your disclosure in Note 5 to the financial statements that Petru Afanasenco and Andrei Afanasenco have loaned you $100 and $1,000, respectively, as of June 30, 2018. Further, disclose information regarding the 4,000,000 shares of common stock that you issued to Petru Afanasenco and the 3,000,000 shares of common stock that you issued to Andrei Afanasenco on December 18, 2018, for cash contribution of $4,000 and $3,000, respectively. Refer to Item 404(d) of Regulation S-K.

Response: We acknowledged the Staff’s comment and the information has been disclosed.

Financial Statements

Notes to the Audited Financial Statements, page F-6

12.   Please disclose the date of your fiscal year-end.

Response: We acknowledged the Staff’s comment and the date has been disclosed.

13.   Your disclosure indicates that your principal executive offices are located in the Republic of Moldova. Please disclose your functional and reporting currency. Refer to ASC Topic 830-10-20.

Response: We acknowledged the Staff’s comment and the  functional and reporting currency has been disclosed to be the US Dollars.

Signatures

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14.   Instruction 1 to Signatures of Form S-1 requires that the form be signed by your principal executive officer or officers, your principal financial officer, and your controller or principal accounting officer. Please revise. To the extent an officer is signing in more than one capacity, indicate each capacity in which he is signing. Also, with regard to the power of attorney, provide a reference in the exhibit index to this section of the registration statement. Refer to Item 601(b)(24) of Regulation S-K.

Response: We acknowledged the Staff’s comment and revised the Signatures section of the Amended Form S-1.

General

15.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: We acknowledged the Staff’s comment. Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Although the “asset” component of the definition of Shell contained in Rule 405 is one prong of this analysis, the first essential element of the definition seeks to assess “activity” levels of registrants. Without being an inactive company, the asset tests do not appear to be relevant in the determination of Shell status under Rule 405. By way of analogy, the importance of activity is identified specifically in components of Rule 144, when referencing the Shell definition. Rule 144 (i)(1) excludes companies from the definition of Shell company that are development stage companies pursuing an actual business, a business combination shell company (as defined in Rule 405) or an asset-backed issuer. These provisions provide special guidance and provide additional factors required when considering the Shell status of an issuer that is operating but may not have significant assets reported on its financial statements to satisfy the second-tier inquiry. We nonetheless provide below an explanation of why the Company does not meet the “inactivity” element of the Shell definition, and further explain why even if it did, it has significant assets.

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

•             entering into agreements with customers, vendors, manufacturers, etc.;

•             filing patent, trademark, and copyright applications with respect to the company’s intellectual property;

•             executing license or sublicense agreements with respect to the company’s intellectual property;

•             entering into product development agreements or similar agreements for the development of a product or service;

•             hiring employees; and

•             incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. Our business plan is well formed, and our operations and assets exceed the classification of “nominal”. Our management has devoted a significant amount of time to development of Kelinda, Inc.’s business. In furtherance of the business, our management has developed our business plan and the concept to our first application. The Company is pursuing contracts with vendors, office lessors, developers and Apple Store and Play Market platforms. As previously indicated in the Registration Statement, “as of today, we have developed terms of reference, completed the design of our application, created an Apple store account and, currently find ourselves at the server and application development stage” of the application. Additionally, we have a rented virtual office space where we work on implementation of our business strategy and meet our potential counteragents. Taking into consideration the above said, the Company is not considered a “shell” company under this definition.

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16.   We note that you cite to the uniform resource locator (URL) for the work that you cite in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be filed as part of the issuer’s document. Refer to Release No. 34-42728, footnote 41, and file the hyperlinked information, or revise to remove the URL.

Response: We acknowledged the Staff’s comment and removed the disclosure of the work sited in the Amended Form S-1.

17.   Please paginate the registration statement and ensure that the page numbers correspond with the table of contents that has been provided pursuant to Item 502(a) of Regulation SK.

Response: We acknowledged the Staff’s comment. The Amended Form S-1 has been paginated and its Table of Contents has been updated.

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